UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

(Amendment No.   2 )*

Video Network Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

674421201

(CUSIP Number)

Adam Ableman, Esq.
Senior Vice President and General Counsel
Moneyline Telerate Holdings
233 Broadway
New York, New York 10279
Telephone: 212-553-2500

with copies to:

David A. Sirignano, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Telephone: 202-739-5420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Moneyline Networks, LLC (“Moneyline Networks”)

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person OO - Limited Liability Company

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Moneyline Telerate Holdings

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

One Equity Partners LLC

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person OO - Limited Liability Company

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

OEP Holding Corporation

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bank One Investment Corporation

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bank One Capital Corporation

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bank One Financial Corporation

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bank One Corporation

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power:
Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		33,302,863**
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		33,302,863**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,302,863**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 57.2%

14.	Type of Reporting Person CO

** Represents shares directly beneficially owned by Moneyline Networks.

     This Amendment No. 2 amends and supplements the statement on Schedule 13D filed by (i) Moneyline Networks, LLC, (ii) Moneyline Telerate Holdings, (iii) Bank One Investment Corporation, (iv) Bank One Capital Corporation, (v) Bank One Financial Corporation, and (iv) Bank One Corporation with the Securities and Exchange Commission on May 28, 2002 (the “Statement”), as amended by Amendment No. 1 filed on July 18, 2002 (“Amendment No. 1”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1. Security and Issuer

Item 1 is hereby amended by the following:

This Amendment No. 2 relates to 33,302,863 shares of the Common Stock, par value $0.01 per share (the “Common Stock”), of Video Network Communications, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 50 International Drive, Portsmouth, New Hampshire 03801.

Item 2. Identity and Background.

Item 2 is hereby amended by the following:

Amendment No. 2 is being filed jointly by each of the following pursuant to Sections 13(d) and 13(g) of the Exchange Act: (i) Moneyline Networks, LLC, a Delaware limited liability company (“Moneyline Networks”), by virtue of its direct beneficial ownership of Common Stock and warrants to purchase Common Stock, (ii) Moneyline Telerate Holdings, a Delaware corporation (“Moneyline”), by virtue of its ownership of a majority of the outstanding membership interests of Moneyline Networks, (iii) One Equity Partners LLC, a Delaware limited liability company (“One Equity”), by virtue of its majority ownership interest in Moneyline, (iv) OEP Holding Corporation, a Delaware corporation (“OEPH”), by virtue of its ownership of a majority of the outstanding membership interests in One Equity, (v) Bank One Investment Corporation, a Delaware corporation (“BOIC”), by virtue of its ownership of all the capital stock of OEPH, (vi) Bank One Capital Corporation, a Delaware corporation (“BOCC”), by virtue of its ownership of all of the capital stock of BOIC, (vii) Bank One Financial Corporation, a Delaware corporation (“BOFC”), by virtue of its ownership of all of the capital stock of BOCC, and (viii) Bank One Corporation, a Delaware corporation (“Bank One”, and together with BOIC, BOFC, BOCC, One Equity, OEPH, Moneyline and Moneyline Networks, the “Reporting Persons”), by virtue of its ownership of all of the outstanding capital stock of BOFC.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has resonsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Amendment No. 2, each of the Reporting Persons agrees that this Amendment No. 2 is filed on behalf of such Reporting Person.

Attached as Exhibit B is information concerning each executive officer and director or manager, as appropriate, of each of Moneyline Networks, Moneyline, One Equity, OEPH, BOIC, BOCC, BOFC, and Bank One, which is ultimately in control of Moneyline Networks and Moneyline. Except as otherwise indicated on Exhibit B, to the knowledge of each Reporting Person, each executive officer and director of the Reporting Persons named in Exhibit B is a citizen of the United States and principally employed in the position set forth opposite such person’s name. Exhibit B is incorporated into and made part of this Amendment No. 2.

Moneyline Networks is a company formed by Moneyline for the purpose of purchasing shares of Common Stock in the transactions described in Items 3 through 6 of Amendment No. 2. Moneyline is a provider of information and transaction services to financial services firms. One Equity makes private equity investments on behalf of Bank One. OEPH and BOIC are each holding companies used by Bank One in making private equity investments. BOCC and BOFC are each holding companies used by Bank One in making private equity, structured finance and other investments. Bank One is a financial holding company headquartered in Chicago, Illinois. Bank One became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in August 2001. Bank One was incorporated under the laws of the State of Delaware in 1998 to effect the merger of Bank One Corporation and First Chicago NBD Corporation. The merger became effective on October 2, 1998. Bank One provides domestic retail banking, finance and credit card services, worldwide commercial banking services, and trust and investment management services. Bank One operates banking offices in Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin and in certain international markets.

The address of the principal business and principal office of each of Moneyline Networks and Moneyline is 233 Broadway, New York, New York 10279. The address of the principal business and principal office of each of One Equity and OEPH is 320 Park Avenue, New York, New York 10022. The address of the principal business and principal office of each BOIC, BOCC, BOFC and Bank One is 1 Bank One Plaza, Chicago, Illinois 60670.

During the last five years, none of the Reporting Persons, nor to the knowledge of each of the Reporting Persons, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdeamenors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by the following:

(a)  Pursuant to a Stock Purchase Agreement dated May 16, 2002, as described in the Statement, Moneyline Networks beneficially owns an aggregate of 33,302,863 shares of Common Stock, or approximately 57.2% of the Company’s outstanding Common Stock (based on 58,176,919 shares outstanding as of March 31, 2003; an additional 100,000 shares are issuable upon the exercise of the warrant).

Each Reporting Person expressly declares that the filing of this Amendment No. 2 shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this Amendment No. 2 other than those securities in which such Reporting Person has a pecuniary interest as set forth in this Item 5.

(b)  Moneyline Networks, Moneyline, One Equity, OEPH, BOIC, BOCC, BOFC and Bank One may be deemed to share the voting and dispositive power of the 33,302,863 shares of Common Stock directly beneficially owned by Moneyline Networks by virtue of, and this form is being filed by One Equity, OEPH, BOCC, BOFC and Bank One solely because of, Moneyline’s 100% ownership interest in Moneyline Networks, One Equity’s majority ownership interest in Moneyline, OEPH’s majority ownership interest in One Equity, BOIC’s 100% ownership interest in OEPH, BOCC’s 100% ownership interest in BOIC, BOFC’s 100% ownership interest in BOCC, and Bank One’s 100% ownership interest in BOFC.

(c)  Except as described elsewhere in this Amendment No. 2, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to this Amendment

No. 2, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Bank One for managed accounts with funds provided by third party customers).

(d)  Except for third party customers of certain subsidiaries of Bank One who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock held in managed accounts with funds provided by such customers, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the following:

In consideration for One Equity making a $30 million loan to Moneyline pursuant to a certain Term Loan and Guaranty Agreement, dated as of April 10, 2003 (the “Loan Agreement”), among Moneyline, Moneyline Telerate, Moneyline Telerate International, Moneyline Network, Inc. and Moneyline Networks and One Equity, Moneyline and Moneyline Networks granted to One Equity an irrevocable, exclusive option (the “Option”) (a form of which is attached as Exhibit C) at One Equity’s election, to purchase either all of the issued and outstanding membership units in Moneyline Networks or all of the common stock of Video Network Communications, Inc. (“VNCI”) held by Moneyline Networks, in either case at a purchase price (“Purchase Price”) equal to (a)  the average daily closing price per share of VNCI for the 5 business days preceding the date written notice is received by Moneyline setting forth One Equity’s intention to exercise such Option multiplied by (b) the number of shares of common stock of VNCI then held by Moneyline Networks. In the event that the Option is exercised for all of the issued and outstanding membership units in Moneyline Networks, Moneyline and Moneyline Networks shall take all actions necessary to assign the Distribution Agreement, dated October 1, 2002, between Moneyline Networks and Savvis Communications Corporation and all other liabilities to another subsidiary of Moneyline prior to closing. The daily closing price per share shall be the closing price of VNCI as reported by Over The Counter Bulletin Board. The Option may be exercised at any time prior to September 30 2003, by One Equity providing written notice to Moneyline and Moneyline Networks specifying its intent to exercise the Option and for which securities the Option is applicable as well as the proposed closing date. At closing, Moneyline or Moneyline Networks shall transfer to One Equity the applicable securities, free and clear of all liens and shall pay to Moneyline or Moneyline Networks the Purchase Price in immediately available funds. One Equity may assign this Option to any affiliate of One Equity.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended by the following:

Exhibit	Title

Exhibit A	Joint Filing Agreement
Exhibit B	Executive Officers and Directors
Exhibit C	Option

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2003

BANK ONE CORPORATION

By: /s/ Michael J. Cavanagh Name: Michael J. Cavanagh Title: Treasurer

BANK ONE FINANCIAL CORPORATION

By: /s/ Michael J. Cavanagh Name: Michael J. Cavanagh Title: Treasurer

BANK ONE CAPITAL CORPORATION

By: /s/ Richard M. Cashin, Jr. Name: Richard M. Cashin, Jr. Title: Chairman

BANK ONE INVESTMENT CORPORATION

By: /s/ Richard M. Cashin, Jr. Name: Richard M. Cashin, Jr. Title: President

OEP HOLDING CORPORATION

By: /s/ Richard M. Cashin, Jr. Name: Richard M. Cashin, Jr. Title: President

ONE EQUITY PARTNERS LLC

By: /s/ Richard M. Cashin, Jr. Name: Richard M. Cashin, Jr. Title: Chairman

MONEYLINE TELERATE HOLDINGS

By: /s/ Alexander Russo Name: Alexander Russo Title: Executive Vice President Corporate Development

MONEYLINE NETWORKS, LLC

By: /s/ Alexander Russo Name: Alexander Russo Title: Executive Vice President Corporate Development